SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

NeuroMetrix, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

641255104
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index on Page 14

CUSIP NO. 641255104	13 G	Page 2 of 16 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“DV VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5

SOLE VOTING POWER

311,608 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of DV VIII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

REPORTING	6	SHARED VOTING POWER See response to row 5.
PERSON WITH	7

SOLE DISPOSITIVE POWER

311,608 shares, except that DMP VIII, the general partner of DV VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,608
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 641255104	13 G	Page 3 of 16 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	5

SOLE VOTING POWER

3,042 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

OWNED BY EACH	6	SHARED VOTING POWER See response to row 5.
REPORTING PERSON	7

SOLE DISPOSITIVE POWER

3,042 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

WITH	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 641255104	13 G	Page 4 of 16 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	5

SOLE VOTING POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. DMP VIII, the general partner of DV VIII and DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

OWNED BY EACH	6	SHARED VOTING POWER See response to row 5.
REPORTING PERSON WITH	7

SOLE DISPOSITIVE POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. DMP VI, the general partner of DV VIII and DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 641255104	13 G	Page 5 of 16 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH	6

SHARED VOTING POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8

SHARED DISPOSITIVE POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 641255104	13 G	Page 6 of 16 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Douglass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH	6

SHARED VOTING POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8

SHARED DISPOSITIVE POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 641255104	13 G	Page 7 of 16 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Maroney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH	6

SHARED VOTING POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Maroney is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8

SHARED DISPOSITIVE POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Maroney is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 641255104	13 G	Page 8 of 16 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas A. Roeder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH	6

SHARED VOTING POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8

SHARED DISPOSITIVE POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 641255104	13 G	Page 9 of 16 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deepika R. Pakianathan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH	6

SHARED VOTING POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8

SHARED DISPOSITIVE POWER

314,650 shares, of which 311,608 are directly owned by DV VIII and 3,042 are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,650
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 641255104	13 G	Page 10 of 16 Pages

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Delphi Ventures VIII, L.P. (“DV VIII”), Delphi BioInvestments VIII, L.P. (“DBI VIII”), Delphi Management Partners VIII, L.L.C. (“DMP VIII”), James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”) and Deepika R. Pakianathan, Ph.D. (“Pakianathan”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER:

NeuroMetrix, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

62 Fourth Avenue
Waltham, MA 02451

ITEM 2(A).	NAME OF PERSONS FILING:

This statement is filed by Delphi Ventures VIII, L.P., a Delaware limited partnership (“DV VIII”), Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”) and the general partner of DV VIII and DBI VIII, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”) and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VIII. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DMP VIII is the general partner of DV VIII and DBI VIII and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV VIII and DBI VIII. Bochnowski, Douglass, Maroney, Roeder and Pakianathan are the managing members of DMP VIII and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV VIII and DBI VIII.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures
3000 Sand Hill Road, #1-135
Menlo Park, CA 94025

ITEM 2(C)	CITIZENSHIP:

DV VIII and DBI VIII are Delaware limited partnerships. DMP VIII is a Delaware limited liability company. Bochnowski, Douglass, Maroney, Roeder and Pakianathan are United States citizens.

ITEM 2(D) AND ITEM 2(E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock
CUSIP # 641255104

CUSIP NO. 641255104	13 G	Page 11 of 16 Pages

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

* This does not include the 296,028 shares of common stock underlying warrants held by DV VIII and the 2,891 shares of common stock underlying warrants held by DBI VIII, which are only exercisable upon the earlier of March 8, 2010 or a change in control of NeuroMetrix, Inc. but in no event may the holder of such warrants exercise any portion of the warrants if, after giving effect to such issuance after exercise, the holder (together with any person acting as a group with the holder or the holder’s affiliates) would beneficially own in excess of 9.99% of the outstanding shares of common stock of NeuroMetrix, Inc.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

CUSIP NO. 641255104	13 G	Page 12 of 16 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Under certain circumstances set forth in the limited partnership agreements of each of DV VIII and DBI VIII and the limited liability company agreement of DMP VIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 641255104	13 G	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

Entities:

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.

DELPHI VENTURES VIII, L.P.

DELPHI BIOINVESTMENTS VIII, L.P.

By:	/s/ Matthew T. Potter
Matthew T. Potter, Attorney-in-fact
for above-listed entities

Individuals:

James J. Bochnowski
David L. Douglass
John F. Maroney
Douglas A. Roeder
Deepika R. Pakianathan, Ph.D.

By:	/s/ Matthew T. Potter
Matthew T. Potter, Attorney-in-fact
for above-listed individuals

CUSIP NO. 641255104	13 G	Page 14 of 16 Pages

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

Exhibit B: Power of Attorney	16

CUSIP NO. 641255104	13 G	Page 15 of 16 Pages

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of NeuroMetrix, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 641255104	13 G	Page 16 of 16 Pages

exhibit B

Power of Attorney

Matthew T. Potter has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.